                                                                 Exhibit (a)(20)

                      ADDENDUM FOR EMPLOYEES IN SINGAPORE
                      -----------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you have been provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to a new development in the taxation of employee options that may be of benefit to you. Generally, the grant of New Options pursuant to the terms of the Offer to exchange should not be a taxable event under the Income Tax Act. However, although we do not believe there will be a taxable event on the exchange, this is not completely certain with respect to options which you tender for exchange and cancellation. It is not clear, however, on what basis you would be taxed if the cancellation and grant of options is considered to be a taxable event under the Income Tax Act.

     Effective August 1, 2001, a new scheme will be available that provides favorable tax treatment for stock options, provided that certain requirements are satisfied. It is possible that the new grant may be structured to achieve such favorable tax consequences (which may include deferral of tax on exercise), but no assurances can be given to that effect.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.